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SEC FILE NUMBER
8-70378

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AQ Technology Partners, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
MAR 22 2024
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

203 Redwood Shores Parkway, Suite 530
(No. and Street)

Redwood City (City) CA (State) 94065 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matt Sachse (Name) 650-815-8628 (Area Code – Telephone Number) (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company
(Name – if individual, state last, first, and middle name)

2617 Huntingdon Pike (Address) Huntingdon Valley (City) PA (State) 19006 (Zip Code)

09/18/2003 (Date of Registration with PCAOB)(if applicable) 169 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matt Sachse, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AQ Technology Partners, LLC, as of December 31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MAR 1 8 2024
See attached
California Akm. or Jurat
New Notary Certificate

Signature: [signature]

Title:
Principal Executive Officer

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of SAN MATEO)

On MARCH 18, 2024 before me, NAZISH SIDDIQUI, notary public
(insert name and title of the officer)

personally appeared MATTHEW SACHSE --,
who proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(~~s~~), or the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

NAZISH SIDDIQUI
COMM. # 2456093
NOTARY PUBLIC • CALIFORNIA
SAN MATEO COUNTY
Comm. Exp. JULY 31, 2027
MGC1

Signature ______________________ **(Seal)**

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and
Those Charged With Governance of
AQ Technology Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of AQ Technology Partners, LLC (the "Company") as of December 31, 2023, the related statements of operations, changes in member's capital, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in the Schedule I Computation of Net Capital Under SEC Rule 15c3-1, Schedule II Computation of Reserve Requirements Under SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

sanville and company

We have served as the Company's auditor since 2022.
Huntingdon Valley, Pennsylvania
March 17, 2024

AQ Technology Partners, LC

Statement of Financial Condition

December 31, 2023

Assets

Cash and cash equivalents	$	6,033,404
Accounts receivable		137,037
Investment, at fair value		270,240
Prepaid expenses and other assets		213,866
Fixed assets, net of accumulated depreciation of $154,581		305,210
Right of use assets		992,391
Total assets	$	7,952,148

Liabilities and Member's Capital

Liabilities		
Accounts payable and accrued expenses	$	1,250,127
Office lease liability		1,027,084
Total liabilities		2,277,211
Member's equity		5,674,937
Total liabilities and member's equity	$	7,952,148

The accompanying notes are an integral part of these financial statements

AQ Technology Partners, LLC

Statement of Operations

For the Year Ended December 31, 2023

Revenues		
Fee income	$	11,475,351
Other income		44,647
Total revenues		11,519,998
Cost of revenues		
Reimbursable expenses		26,571
Total cost of revenues		26,571
Gross Income		11,493,427
Expenses		
Compensation and benefits		3,743,042
Guaranteed payment to managing members		67,500
Regulatory fees and expenses		47,798
Other Expenses:		
Lease expense		606,472
Office expense		259,128
Travel and entertainment		376,034
Professional fees		154,509
Other expenses		75,518
Depreciation		55,615
Insurance		6,909
Taxes and licenses		12,590
Interest Expense		77
Total expenses		5,405,192
Net Income	$	6,088,235

The accompanying notes are an integral part of these financial statements

AQ Technology Partners, LLC
Statement of Changes in Member's Capital
For the Year Ended December 31, 2023

Member's capital at January 1, 2023	$	4,836,702
Net income for the year		6,088,235
Contributions of capital		1,400,000
Withdrawals of capital		(6,650,000)
Member's capital at December 31, 2023	$	5,674,937

The accompanying notes are an integral part of these financial statements

AQ Technology Partners, LLC

Statement of Cash Flows

For the Year Ended December 31, 2023

Cash flows from operating activities:		
Net income	$	6,088,235
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		55,615
Conversion of receivable to investment		(63,240)
Changes in assets and liabilities		
(Increase) decrease in assets:		
Receivables:		
Accounts receivable		(35,675)
Due from affiliates		1,700
Prepaid expenses and other assets		50,499
Right of use asset		457,875
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		(220,748)
Office lease liability		(475,423)
Net cash provided by operating activities		5,858,838
Cash flows from financing activities:		
Contributions of capital		1,400,000
Withdrawal of capital		(6,650,000)
Net cash used in financing activities		(5,250,000)
Cash flows from investing activities:		
Purchase of furniture and equipment		(32,861)
Net cash used in investing activities		(32,861)
Net increase in cash and cash equivalents		575,977
Cash and cash equivalents beginning of year		5,457,427
Cash and cash equivalents end of year	$	6,033,404
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	77
Income taxes	$	-

The accompanying notes are an integral part of these financial statements

1. Organization

AQ Technology Partners, LLC (the "Company") is a limited liability company under the laws of the State of California. The Company is a wholly owned subsidiary of AQ Holdings, LLC. The Company is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is involved with the private placements of securities, and merger and acquisitions.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Furniture and Equipment – Furniture and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided using the double-declining method over the estimated lives of the assets.

Revenue Recognition – Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer. Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below

2. Summary of Significant Accounting Policies (continued)

Investment banking fees are broken down into success fees and engagement fees accounted for under ASC 606 as follows:

Engagement fees are earned in full upon the signing of an engagement letter and typically payable either in full upon signing or on some periodic basis subsequent to signing (monthly anniversary, etc.). The engagement fee is a nonrefundable, fixed amount and is not contingent on the successful consummation of a transaction. The engagement fee is compensation paid to the Company for time spent on the administrative and logistical matters related to the process of marketing a transaction for the client, whether successful or not. As such engagement fees are recognized with respect to each engagement letter either upon signing or over the appropriate period.

Success fees are earned and payable only upon the consummation of a successful transaction for the client and determined as a percentage of Aggregate Value of the transaction. Generally using a sliding scale where the fee earned as a percentage of the Aggregate Value increases dependent on the ultimate Aggregate Value. The Success fee is entirely contingent upon the consummation of a successful transaction and is compensation to the Company for achieving a successful transaction for its client and, as such, is recognized in full upon the closing of a successful transaction.

Income taxes – Income taxes, if any, are the liability of the individual members. Accordingly, income or losses pass through to the Company members, and no provision for federal income taxes has been reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to limited liability companies.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ending December 31, 2023, the Company did not have liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2020.

Fair Value Hierarchy - FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

2. Summary of Significant Accounting Policies (continued)

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.

Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Private operating companies - Investments in private operating companies may consist of common stock, preferred stock, and debt of privately owned portfolio companies. The transaction price, excluding transaction costs, is typically the Company's best estimate of fair value at acquisition. At each subsequent measurement date, the Company reviews the valuation of each investment and records adjustments as necessary to reflect the expected exit value of the investment under current market conditions. Ongoing reviews by the Company's management are based on an assessment of the type of investment, the stage in the lifecycle of the portfolio company, and trends in the performance and credit profile of each portfolio company as of the measurement date.

Concentration of credit risks – The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

The Company has two customers that comprise approximately 78% of 2023 revenues.

Accounts Receivable – Management evaluates the collectability of accounts receivable on an ongoing basis and records an allowance in the event the collection is considered remote.

3. Security Valuation

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels as of December 31, 2023:

Securities Owned:	Level 1	Level 2	Level 3
Common Stocks	$ -	$ -	$ 270,240

The following table sets forth a summary of the changes in the fair value of the Fund's level 3 investments for the year ended December 31, 2023:

Investments Balance beginning of year	$207,000
Purchases	63,240
Balance end of year	$ 270,240

Assets	Balance at December 31, 2023	Valuation Technique(s)	Significant Unobservable Input(s): Sensitivity of the Fair Value to Changes in the Unobservable Inputs	Range
Equity	$63,240	Recent Transaction Price	N/A	-
Equity	$207,000	Conversion Value of Series D Securities as part of closed financing	N/A	-

4. Furniture and Equipment

Fixed assets, net at December 31, 2023, are summarized as follows:

Furniture and equipment	$ 153,440
Computers and equipment	108,157
Leasehold improvements	198,193
	426,930
Less accumulated depreciation	(154,581)
	$ 305,210

Depreciation expense amounted to $55,615 for the year ended December 31, 2023.

5. Commitments and Contingencies

The Company leases its office space under a non-cancellable operating lease agreement which commenced December 1, 2020. Rent expense for the year ended June 30, 2023 was $606,472.

Future minimum rental payments required under the lease liability together with their present value are approximately as follows:

	Year	Amount
	2024	$555,976
	2025	523,625
Total payments under operating lease liabilities		1,079,601
Less discount to present value		(552,517)
Total operating lease liability		$1,027,084

6. Net Capital Requirements

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company had net capital of $4,748,584 which was $4,662,929 in excess of its required net capital of $85,655. The Company's net capital ratio was .27 to 1.

7. Subsequent Events

Management has evaluated the impact of all subsequent events through March 17, 2023, the date the financial statements were issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

AQ Technology Partners, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2023 **Schedule I**

COMPUTATION OF NET CAPITAL		
Total members' capital	$	5,674,937
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		137,037
Furniture and equipment, net		305,210
Investments, at fair value		270,240
Prepaid expenses, deposits and other assets		213,866
Total non-allowable assets		926,353
Net Capital	$	4,748,584
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities included in Statement of Financial Condition	$	1,284,820
Total aggregate indebtedness	$	1,284,820
Percentage of aggregate indebtedness to Net Capital		27%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

AQ Technology Partners, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2023 **Schedule I (continued)**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $1,284,820)	$	85,655
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	5,000
Net Capital requirement	$	85,655
Excess Net Capital	$	4,662,929
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	4,620,102

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation of Net Capital Under Rule 15c3-1

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

AQ Technology Partners, LLC

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2023 **Schedule II**

The Company does not accept customer funds or securities and will not have possession of any customer or securities in connection with its activities. Therefore, in reliance on footnote 74 to SEC Release 34-700 as discussed in Q&A 8 of the related FAQ issues by SEC staff, the firm will not claim an exemption from SEA Rule 15c3-3.

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

<u>Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3</u>

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

AQ Technology Partners, LLC

Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3

December 31, 2023 **Schedule III**

The Company does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with its activities. Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issues by SEC staff, the firm will not claim an exemption from SEA Rule 15c3-3.

S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

To the Member and
Those Charged With Governance of
AQ Technology Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) AQ Technology Partners, LLC (the "Company") stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3;
2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to exclusively to private placements of securities and mergers and acquisitions; and
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and the Company's other business activities were limited to private placement of securities and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Huntingdon Valley, Pennsylvania
March 17, 2024

sanville and company

AQ Technology Partners, LLC
Exemption Report
December 31, 2023

We, as members of the management of AQ Technology Partners, LLC (the "Company") are responsible for compliance with annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting firm, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management f the Company herby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2023. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act Rule 15c3-3. The Company limits its business activities to private placements of securities, and mergers and acquisitions.

The Company has maintained compliance with the above throughout the fiscal year ended December 31, 2023, without exception.

AQ Technology Partners, LLC

Matthew A. Sachse
March 17, 2024